

ANNUAL REPORT

April 2019



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Fair Isle Brewing, LLC

This Annual Report (this "**Disclosure**") is furnished with respect to the certain securities ("**Securities**") offered and sold by Fair Isle Brewing, LLC, a Washington limited liability company (**"Fair Isle Brewing"** or the "**Issuer**") through the crowdfunding portal available at www.nextseed.com and each subdomain thereof (the "**Portal**") and operated by NextSeed US LLC, a Delaware limited liability company ("**NextSeed**"), in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "**4(a)(6) Exemption**") of the U.S. Securities Act of 1933 (the "**Securities Act**") and the regulations promulgated with respect thereto ("**Regulation Crowdfunding**").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "**SEC**") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

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TABLE OF CONTENTS
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I. SUMMARY OF BUSINESS

SUMMARY OF ISSUER'S LEGAL STATUS

Name of Issuer	Fair Isle Brewing, LLC
Legal Status of Issuer	Limited Liability Company
Jurisdiction of Organization	WA
Date of Incorporation	04-20-2016
Physical Address of Issuer	936 NW 49th Street, Seattle, WA 98107
Number of Employees	1

SUMMARY OF ISSUER'S BUSINESS PLAN

Farmhouse and wild beers represent both the old and the new frontiers in the craft beer movement. Although they make up a small part of the Craft Beer market today, the segments are growing rapidly. A recent survey by Nielsen shows a year-over-year growth of 73% in sales for Sour / American Wild Ales and a 38% growth in Saison and Farmhouse beer in 2015.

The vision of Fair Isle is centered around the community of the tasting room and on-premise sales. This will allow the business to have an immediate and direct connection with its patrons and will increase early revenue and profits by reducing the costs and low margins associated with distribution.

The 7,500 square foot property is made up of four separate buildings. These will be renovated and adjoined to create a single brewery and tasting room facility.

The primary tasting room will be in the middle buildings and will contain a mix of functional production space and a seating area under a visually interesting trussed ceiling. They will have a 50 seat tasting room with additional standing space. An indoor beer garden will have room for 20 guests and will play host to local chefs for monthly pop-ups and events. The indoor beer garden expands directly into the outdoor beer garden which doubles the seating capacity. Adjacent to the main bar are the oak foeders and the coolship loft; visually connecting the consumer to an important part of the process.

Just as the beers are centered around patience and are specific to the Northwest, the space is being designed with intention and care. The space is not a temporary or stale industrial room but is a place that encourages patrons to stay and welcomes them to return.

Flanking the tasting room on the left is the 1,300 SF barrel house which provides ample conditioned space for maturing beers in oak barrels. On the opposite side (far right) is the 3,000 SF production building; holding the 30bbl stainless steel fermenters and brewhouse - the first step of the beer production.

The business projects a first-year sales volume of 800 barrels of beer (one barrel is equal to 31 gallons). Production growth is anticipated to increase at a healthy 25% annual rate and reaching capacity at around 3,300 barrels (bbls) annually. Initial sales will focus primarily on on-site sales with an anticipated 50% of production being sold on-premise in draft and bottles to-go.

As production grows and outpaces the consumption from on-premise sales, the business will expand with bottle and limited keg distribution. Gross revenue is projected to increase from $1.2 million in the first twelve months to $3.3 million in Year 5. Fair Isle's partnership with Jester King will help to open doors with potential distributors and retailers.

II. DESCRIPTION OF BUSINESS CAPITALIZATION

OVERVIEW

The Issuer anticipates that the total cost of the project will be approximately $1,250,000. The Issuer raised $327,800 through a Regulation Crowdfunding offering on NextSeed in December 2018. The Issuer has also raised additional capital through the other offerings detailed below, and has other indebtedness as noted below. The members of the Issuer have committed to provide or arrange for sufficient financing for the Issuer to cover any remaining balance of the project cost.

EXISTING SECURITIES AS OF END OF 2018

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
"Managing Members"	2,520,000 units	2,520,000 units	70%	Management rights as set forth in the governing operation agreement of the Issuer ("**Operating Agreement**"); 18.5% sharing ratio
"Contributing Members"	180,000 units	180,000 units	5%	Certain voting rights as set forth in the Operating Agreement; 1.5% sharing ratio
"Investment Members"	900,000 units	560,690 units	25%	Certain voting rights as set forth in the Operating Agreement; 80% sharing ratio
NextSeed Notes	$400,000	$327,800	None	Set forth in the note purchase agreement among the Issuer and the Investors

All members are holders of equity membership interests in the Issuer. The Issuer may distribute cash with the unanimous vote of Managing Members and Contributing Members. Distributions of cash to all members are as follows: first, to the payment of each member's tax on allocation of profits, in a percentage not to exceed 30% of the total allocation, second, to the members in proportion to their respective sharing ratios at the time of the distribution. Andrew Pogue and Geoffrey Barker, each have 35% voting interests in the Issuer. No other person has more than 20% in voting interests over the Issuer.

PREVIOUS EXEMPT OFFERINGS

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
September 2018	Section 4(a)(6)	NextSeed Notes	$327,800	Buildout of the business
11/23/2016 to 12/15/2019	Rule 506(b) of Regulation D	900,000 units of Investment Membership Interests	560,690 units	To finance the build out of the brewery
2/5/2018	Rule 506(b) of Regulation D	Convertible note	$100,000	To finance the build out of the brewery; note has since converted to Investment Member interests

MATERIAL TERMS OF ANY OTHER INDEBTEDNESS AS OF END OF 2018

None.

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III.KEY PERSONS

The Issuer is managed by the two managing members, Andrew Pogue and Geoffrey Barker.

OFFICERS OF THE ISSUER

Geoffrey Barker

Co-Founder, *April 2016 - Present*

Geoffrey has spent the last 32 years honing his skills in the IT world (no, he will not help you with that weird email problem). Since starting his own consultancy (Applied Network Design) in 1998, he has worked long term engagements in large and small businesses in several industries including healthcare, venture capital, restaurants, tech startups and fire services.

In addition to this broad background, Geoffrey built a large sophisticated 1bbl, 3 vessel electric pilot brewery from scratch - closely mimicking the processes of a large commercial brewhouse. In fact, many small (nano) professional breweries start on a system this size. Fair Isle will benefit from this pilot system. It will be used to test new ideas, recipes and ingredients in small batches before committing to a full-sized batch.

Andrew Pogue

Co-Founder, *April 2016 - Present*

As an architectural photographer, Andrew understands building a business from scratch and has developed a client base in Seattle, Portland and Austin. He's seen first-hand the value of marketing, continually being relevant and delivering a product and service valued by his clients. His vision for Fair Isle is an intersection of farmhouse beers, rooted in the northwest, in an aesthetically pleasing place, with on-site sales directly to the patron; creating a destination like only a few breweries across the nation have achieved.

While living in Austin in 2008, Andrew met Jester King Brewery partners Jeffrey Stuffings and Michael Steffing --- just prior to their first brew day. He was intimately involved with the brewery from 2008-2011: designing and building their bar, assisting with brewing and bottling and inspiring/developing their recipe for Bonnie the Rare - a Berliner Weisse.

IV. RISK FACTORS

A crowdfunding investment involves risk. An investor should not invest any funds in this Offering unless he or she can afford to lose his or her entire investment. In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. This list of potential risks is not intended to be inclusive.

These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The SEC does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

Changes in customer tastes, preferences, spending patterns and demographic trends could negatively impact the Issuer.

The Issuer will compete in the highly competitive craft beer market, as well as in the much broader non-craft or macro-beer market, both of which include larger-scale domestic and import brewers. Growth in the craft beer segment has outpaced growth in the broader beer market in recent years. According to the Brewers Association, U.S. craft beer retail sales have grown from $8.8 billion in 2010 to $22.3 billion in 2015, with mid-year estimates indicating 8% growth in the first half of 2016. During the same period, craft beer expanded both its volume share of the U.S. beer market from 4.9% to 12.2%, and its retail dollar share from 7.6% to 21%. In addition to competition within the craft and broader beer industry, the Issuer's products will face competition from producers of wine, spirits and flavored alcohol beverages offered by larger spirit producers and national brewers.

The Issuer will compete with other beer and beverage companies not only for consumer acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by distributors, who will also distribute and sell other beers and alcoholic beverage products. Many of the Issuer's competitors have substantially greater financial resources than the Issuer, and have established marketing strength and distribution networks that create a competitive advantage over the Issuer. Moreover, introduction of new products by competitors that compete directly with the Issuer's products or that diminish the importance of the Issuer's products to retailers or distributors may have a material adverse effect on the Issuer's business and results of operations.

Furthermore, the beer industry has seen continued consolidation among brewers in order to take advantage of cost savings opportunities for supplies, distribution and operations. Illustrative of this consolidation are the domestic joint venture between SABMiller and Molson Coors and the acquisition of Anheuser-Busch by InBev, both of which occurred in 2008, the pending merger between Anheuser-Busch InBev and SABMiller, the acquisition of FEMSA Cerveza by Heineken in 2010, and the acquisition of Grupo Modelo by Anheuser-Busch InBev in 2013. Due to the increased bargaining leverage that these combined operations will have, the costs to us of competing could increase. The potential exists for these large competitors to increase their influence with their distributors, making it difficult for smaller brewers to maintain their market presence or enter new markets. In addition, macro-brewers and other large beverage companies have increasingly turned their focus to the craft beer sector, as illustrated by recent acquisitions of craft breweries such as Elysian by Anheuser-Busch InBev, and Constellation Brands' acquisition of Ballast Point. The potential increases in the number and availability of competing brands, the costs to compete and decreases in distribution support and opportunities may have a material adverse effect on the Issuer's business and results of operations.

If the Issuer's beer offerings do not match consumer preferences, its sales and results of operations may be adversely affected.

The Issuer's product strategy is premised on consumer demand for farmhouse and spontaneously fermented beers. This exclusive focus on a specific style of beer limits the breadth of the Issuer's product offerings, and excludes certain styles of beer that have traditionally been popular among craft-beer consumers, including IPAs, pale ales, lagers and pilsners. In addition, the production cycle for the Issuer's beers will be at least two to three months, and up to thirty-six months for certain barrel-aged offerings, compared to two to three week brewing cycles for more traditional styles of beer. Although recent studies show significant sales growth in the farmhouse and spontaneously fermented beer segment, and the Issuer believes that consumer interest in and demand for these products will continue to increase, if the Issuer's products do not appeal to consumer preferences, or if the Issuer is unable to maintain consistently high quality beers in a cost-efficient manner, the Issuer's overall brand image may not become successful of may be tarnished, thereby adversely impacting sales, gross margin and results of operations.

The Issuer will operate in a competitive industry and its inability to compete effectively could adversely affect its sales and results of operations.

The Issuer will compete in the highly competitive craft beer market, as well as in the much broader non-craft or macro-beer market, both of which include larger-scale domestic and import brewers. Growth in the craft beer segment has outpaced growth in the broader beer market in recent years. According to the Brewers Association, U.S. craft beer retail sales have grown from $8.8 billion in 2010 to $22.3 billion in 2015, with mid-year estimates indicating 8% growth in the first half of 2016. During the same period, craft beer expanded both its volume share of the U.S. beer market from 4.9% to 12.2%, and its retail dollar share from 7.6% to 21%. In addition to competition within the craft and broader beer industry, the Issuer's products will face competition from producers of wine, spirits and flavored alcohol beverages offered by larger spirit producers and national brewers.

The Issuer will compete with other beer and beverage companies not only for consumer acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by distributors, who will also distribute and sell other beers and alcoholic beverage products. Many of the Issuer's competitors have substantially greater financial resources than the Issuer, and have established marketing strength and distribution networks that create a competitive advantage over the Issuer. Moreover, introduction of new products by competitors that compete directly with the Issuer's products or that diminish the importance of the Issuer's products to retailers or distributors may have a material adverse effect on the Issuer's business and results of operations.

Furthermore, the beer industry has seen continued consolidation among brewers in order to take advantage of cost savings opportunities for supplies, distribution and operations. Illustrative of this consolidation are the domestic joint venture between SABMiller and Molson Coors and the acquisition of Anheuser-Busch by InBev, both of which occurred in 2008, the pending merger between Anheuser-Busch InBev and SABMiller, the acquisition of FEMSA Cerveza by Heineken in 2010, and the acquisition of Grupo Modelo by Anheuser-Busch InBev in 2013. Due to the increased bargaining leverage that these combined operations will have, the costs to us of competing could increase. The potential exists for these large competitors to increase their influence with their distributors, making it difficult for smaller brewers to maintain their market presence or enter new markets. In addition, macro-brewers and other large beverage companies have increasingly turned their focus to the craft beer sector, as illustrated by recent acquisitions of craft breweries such as Elysian by Anheuser-Busch InBev, and Constellation Brands' acquisition of Ballast Point. The potential increases in the number and availability of competing brands, the costs to compete and decreases in distribution support and opportunities may have a material adverse effect on the Issuer's business and results of operations.

The Issuer and Managers have no operating history.

The Issuer is a new entity with no operating history. The Issuer cannot be certain that its business plan will be successful. The Issuer's likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment and ongoing operation of any company. If the Issuer fails to address any of these risks or difficulties adequately, its business will likely suffer. There is no assurance that the Issuer can operate profitably or that the Issuer will successfully implement its plans.

The Issuer will rely on key personnel, and if the Issuer is unable to attract and retain key personnel, its business could be harmed.

The Issuer's success depends largely upon the efforts, abilities, and decision-making of Andrew Pogue and Geoffrey Barker, the Issuer's strategic relationship with Jester King, and the Issuer's successful hiring and retention of any additional or other officers and managers that the Issuer plans to hire. The loss of any of the Issuer's key personnel could, to varying degrees, have an adverse effect on the Issuer's operations and business development.

The Issuer's future success also depends on its continuing ability to attract, develop, motivate and retain highly qualified and skilled employees, particularly brewers, engineers, sales, marketing and branding personnel, and quality assurance personnel, who understand and appreciate the Issuer's culture and are able to effectively represent the Issuer's brand. The market for such positions in the Seattle area is competitive. Qualified individuals are in high demand, and the Issuer may incur significant costs to attract them. In addition, the loss of any of the Issuer's senior management or key employees or the Issuer's inability to recruit and develop key employees could materially adversely affect its ability to execute its business plan, and the Issuer may not be able to find adequate replacements. The Issuer's employees will be at-will employees, meaning that they may terminate their employment relationship with the Issuer at any time, and their knowledge of the Issuer's business and industry could be extremely difficult to replace. If the Issuer does not succeed in attracting well-qualified employees or retaining and motivating existing employees, the Issuer's business, financial condition and results of operations may be materially adversely affected.

Uncertainty of development, opening costs and future capital needs.

If proceeds raised by the Issuer are insufficient to cover the development, construction and operational costs of the buildout, or if development, construction and operating expenses significantly exceed the budget, the Issuer will have to obtain additional capital to continue the buildout.

The Issuer's dependence on development exposes the Issuer to timing, budgeting and other risks. New project development has a number of risks, including risks associated with:

- construction delays or cost overruns that may increase project costs;

- receipt of zoning, occupancy and other required governmental permits and authorizations from local governmental agencies, which are issued at the discretion of the issuing authority with no guaranty that all licenses and permits applied for by the Issuer will be issued;

- development costs incurred for projects that are not pursued to completion;

- so-called acts of God such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

- defects in design or construction that may result in additional costs to remedy or require all or a portion of a property to be closed during the period required to rectify the situation;

- ability to raise capital; and

- governmental restrictions on the nature or size of a project or timing of completion.

The Issuer cannot assure you that any development project will in fact be developed, and, if developed, the time period or the budget of such development may be greater than initially contemplated.

The Issuer's operating results and cash flow may be adversely affected by unfavorable economic and financial market conditions.

Volatility and uncertainty in the financial markets and economic conditions may directly or indirectly affect the Issuer's performance and results of operations in a variety of ways, including: prices for energy and agricultural products may rise faster than current estimates, including increases resulting from currency fluctuations; the Issuer's key suppliers may not be able to fund their capital requirements, resulting in disruption in the supplies of the Issuer's raw and packaging materials; the credit risks of the Issuer's distributors may increase; overall beer consumption may decline; or consumers of the Issuer's beers may change their purchase preferences and frequency, which might result in sales declines.

The craft beer business is seasonal in nature, and the Issuer is likely to experience fluctuations in results of operations and financial condition.

Sales of craft beer products tend to be somewhat seasonal, with the first and fourth quarters historically having lower sales than the rest of the year. Seasonality may become more apparent in the Issuer's financial results, particularly if the Issuer's growth is not robust. In addition, the Issuer's sales volume may be affected by weather conditions, selling days and any general economic downturn within a particular period. Therefore, the results for any given quarter will likely not be indicative of the results that may be achieved for the full fiscal year. If an adverse event such as a regional economic downturn or poor weather conditions should occur during any future seasonal period in the Issuer's business, the adverse impact to the Issuer's revenues would likely be greater.

Changes in commodity prices and other operating costs or supply chain disruptions may negatively impact the Issuer.

Changes in supply, raw materials and energy costs are a part of the Issuer's business; any increase in the prices of key ingredients could adversely affect operating results. The Issuer is susceptible to increases in supply and raw materials costs as a result of factors beyond its control, such as general economic conditions, seasonal fluctuations, weather conditions, demand, safety concerns, product recalls, labor disputes and government regulations. In addition to raw materials, the Issuer will need to purchase utilities needed to operate the brewery, and suppliers purchase gasoline needed to transport raw materials and supplies to the restaurant. Any significant increase in energy costs could adversely affect the Issuer's business through higher rates and the imposition of fuel surcharges by suppliers. The Issuer will rely on third-party distribution companies to distribute its products for off-premises consumption. Interruption of distribution services due to financial distress or other issues could impact the Issuer's operations.

The security and information systems of the Issuer are critical to the success of the business.

The Issuer's business operations require processing and/or maintaining certain personal, business and financial information about customers, vendors and employees. The use of such information by the Issuer is regulated by federal and state laws, as well as certain third party agreements. If the Issuer's security and information systems are compromised or if employees fail to comply with the applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Issuer's reputation and result in litigation and settlement costs, damage awards or penalties and fines. As privacy and information security law and regulations change, the Issuer may incur additional costs to ensure compliance.

The financial projections included in the Issuer information may not be realized.

The Issuer's projected financial results and internal rates of return are inherently subjective and may prove too optimistic or have been based on assumptions that are or may become incorrect. These projections were not prepared with a view toward compliance with the published guidelines of the American Institute of Certified Public Accountants regarding projections or forecasts. The assumptions and estimates underlying the projections are uncertain. The assumptions and estimates used in the projections are subject to significant business, economic and competitive uncertainties, many of which are beyond the Issuer's control, as well as future business decisions that are subject to change. There are risks associated with the Issuer's assumptions, and the projections may not be realized. Actual results in the future will vary from the projections and those variations may be material. The financial projections were prepared by management without the assistance of counsel or accountants. Neither the Issuer nor the Managers makes any representations or warranties as to the accuracy or completeness of the projections.

The Issuer will operate in a competitive industry and its inability to compete effectively could adversely affect its sales and results of operations.

The Issuer will compete in the highly competitive craft beer market, as well as in the much broader non-craft or macro-beer market, both of which include larger-scale domestic and import brewers. Growth in the craft beer segment has outpaced growth in the broader beer market in recent years. According to the Brewers Association, U.S. craft beer retail sales have grown from $8.8 billion in 2010 to $22.3 billion in 2015, with mid-year estimates indicating 8% growth in the first half of 2016. During the same period, craft beer expanded both its volume share of the U.S. beer market from 4.9% to 12.2%, and its retail dollar share from 7.6% to 21%. In addition to competition within the craft and broader beer industry, the Issuer's products will face competition from producers of wine, spirits and flavored alcohol beverages offered by larger spirit producers and national brewers.

The Issuer will compete with other beer and beverage companies not only for consumer acceptance and loyalty, but also for shelf, cold box and tap space in retail establishments and for marketing focus by distributors, who will also distribute and sell other beers and alcoholic beverage products. Many of the Issuer's competitors have substantially greater financial resources than the Issuer, and have established marketing strength and distribution networks that create a competitive advantage over the Issuer. Moreover, introduction of new products by competitors that compete directly with the Issuer's products or that diminish the importance of the Issuer's products to retailers or distributors may have a material adverse effect on the Issuer's business and results of operations.

Furthermore, the beer industry has seen continued consolidation among brewers in order to take advantage of cost savings opportunities for supplies, distribution and operations. Illustrative of this consolidation are the domestic joint venture between SABMiller and Molson Coors and the acquisition of Anheuser-Busch by InBev, both of which occurred in 2008, the pending merger between Anheuser-Busch InBev and SABMiller, the acquisition of FEMSA Cerveza by Heineken in 2010, and the acquisition of Grupo Modelo by Anheuser-Busch InBev in 2013. Due to the increased bargaining leverage that these combined operations will have, the costs to us of competing could increase. The potential exists for these large competitors to increase their influence with their distributors, making it difficult for smaller brewers to maintain their market presence or enter new markets. In addition, macro-brewers and other large beverage companies have increasingly turned their focus to the craft beer sector, as illustrated by recent acquisitions of craft breweries such as Elysian by Anheuser-Busch InBev, and Constellation Brands' acquisition of Ballast Point. The potential increases in the number and availability of competing brands, the costs to compete and decreases in distribution support and opportunities may have a material adverse effect on the Issuer's business and results of operations.

The Issuer's gross margin may fluctuate.

The Issuer's gross margin may fluctuate in the future as a result of many factors, including without limitation: product pricing levels; levels of fixed and semi-variable operating costs; levels of production at the Issuer's brewery in relation to then existing production capacities; efficiencies in the Issuer's manufacturing processes, such as inventory loss rates; availability and prices of raw materials; production inputs such as energy and packaging materials; and federal and state excise taxes. The high percentage of the Issuer's fixed and semi-variable operating costs causes the Issuer's gross margin to be particularly sensitive to relatively small changes in sales volume.

The Issuer is subject to risks related to the leased location.

The Issuer is leasing its business location. The Issuer depends on cash flow from operations to pay lease obligations and to fulfill other cash requirements. If the business does not generate sufficient cash flow and sufficient funds are not otherwise available to the Issuer from other sources, the Issuer may not be able to meet its lease obligations, grow the business, respond to competitive challenges or fund its other liquidity and capital needs, which would have a material adverse effect on the Issuer. The Issuer is subject to penalties that may result from a violation of the lease terms, such as early lease cancellation. The current location of the store may become unattractive as demographic patterns change. The Issuer may fail to negotiate renewals of the lease, either on commercially acceptable terms or at all, which could require the Issuer to close a store in a desirable location.

Negative effects on the Issuer's landlord due to any inaccessibility of credit and other unfavorable economic factors may, in turn, adversely affect the Issuer's business and results of operations. If the Issuer's landlord is unable to obtain financing or remain in good standing under their existing financing arrangements, they may be unable to provide construction contributions or satisfy other lease covenants with the Issuer. If the landlord files for bankruptcy protection, the landlord may be able to reject the Issuer's lease in the bankruptcy proceedings. While the Issuer may have the option to retain its rights under the lease, the Issuer may not be able to compel the landlord to perform any of its obligations and would be left with damages as the sole recourse. In addition, if the landlord is unable to obtain sufficient credit to continue to properly manage its retail site, the Issuer may experience a drop in the level of quality of such retail center. The Issuer may be adversely affected by the negative financial situations of developers and landlords.

Litigation and publicity concerning product quality, health and other issues, which can result in liabilities and also cause customers to avoid the Issuer's products, could adversely affect the Issuer's results of operations, business and financial condition.

Beverage and food service businesses can be adversely affected by litigation and complaints from customers or government authorities resulting from food and beverage quality, adulteration, product tampering, illness, injury or other health concerns or operating issues stemming from the handling and consumption of products, including the sale of alcohol to minors and any damages that may result therefrom. In addition, it is possible that the Issuer's employees or customers will be injured in industrial accidents at the Issuer's brewery. Under Washington's "dram shop" statute, a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcohol beverages to the apparently intoxicated person. As a result of any such litigation or complaints, the Issuer could incur significant liabilities if a lawsuit or claim results in a decision against us, or litigation costs, regardless of the result, and any liabilities may exceed the Issuer's insurance coverage limits. Further, any litigation may cause the Issuer's key employees to expend resources and time normally devoted to the operations of the Issuer's business. Adverse publicity about these claims or lawsuits may also negatively affect the Issuer, regardless of their merit, by discouraging customers from buying the Issuer's products.

The alcohol beverage industry also faces the possibility of government investigations, class action lawsuits, or other similar litigation alleging that manufacturers like the Issuer bear legal responsibility for any excessive use or abuse of alcohol beverages, including conduct that has caused death or serious health problems. It is also possible that federal or state governments could assert that the use of alcohol beverages has significantly increased that portion of health care costs paid for by the government. Litigation or assertions of this type have adversely affected companies in the tobacco industry. It is possible, however, that the Issuer's suppliers could be named in litigation of this type, which could have a negative impact on their business and, in turn, could also have a significant negative impact on the Issuer's business.

The Issuer considers food safety a top priority and dedicates substantial resources toward ensuring that customers enjoy high-quality, safe products. However, food tampering, employee hygiene and cleanliness failures or improper employee conduct at the Issuer's business could lead to product liability or other claims. Instances of food-borne illnesses, whether real or perceived, and whether at the Issuer's store or those of competitors, could harm customers and otherwise result in negative publicity about the Issuer or the products the Issuer serves, which could adversely affect revenue. If customers become ill from food-borne illnesses, the Issuer could be forced to temporarily close. In addition, the Issuer may have different or additional competitors for intended customers as a result of such changes and may not be able to compete successfully against those competitors. Food safety concerns may also adversely affect the price and availability of those affected ingredients and cause customers to shift their preferences. A decrease in customer traffic as a result of these health concerns or negative publicity, or as a result of a change in menu or customer experience or a temporary closure of the store, could materially and adversely impact the business's financial condition and results of operations.

A number of pandemic scares related to a variety of raw food ingredients, including meats, fruits and

vegetables, have recently caused concern among consumers and health care officials. One or more such outbreaks of such food related illnesses, whether pandemic or isolated, may adversely affect the consumer demand for certain foods and consequently negatively impact the operations and profitability of the Issuer, regardless of the quality and safety of products offered by the Issuer.

The Issuer is subject to governmental regulations affecting breweries and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of beer, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters. To operate the Issuer's brewery, the Issuer will be required to obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, the Washington State Liquor and Cannabis Board and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. The Issuer's tasting room and kitchen will be subject to alcohol beverage control regulations that generally require the Issuer to hold a license from the Washington State Liquor and Cannabis Board that must be renewed annually and may be revoked or suspended for cause at any time. Additionally, state and federal regulations relate to numerous aspects of daily operations of the Issuer's business, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or the Washington State Liquor and Cannabis Board to revoke its license or permit, thereby restricting the Issuer's ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines. One or more regulatory authorities could determine that the Issuer has not complied with applicable licensing or permitting regulations or has not maintained the approvals necessary for the Issuer to conduct business within a jurisdiction. If licenses, permits or approvals necessary for the Issuer's brewery or tasting room and kitchen operations were unavailable or unduly delayed, or if any permits or licenses that the Issuer ultimately holds were to be revoked, or additional permits or licenses were required in the future, including as a result of expanding the Issuer's operations, the Issuer's ability to conduct business would likely be disrupted, which would have a material adverse effect on the Issuer's financial condition, results of operations and cash flows.

The Issuer also is subject to national, state and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. Third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at, on or from the Issuer's business. Environmental conditions relating to releases of hazardous substances at the Issuer's site could materially adversely affect the business, financial condition and results of operations. Further, environmental laws, and the administration, interpretation and enforcement thereof, are subject to change and may become more stringent in the future, each of which could materially adversely affect the Issuer's business, financial condition and results of operations.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach would be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from raw material production, procurement and handling, to manufacturing, distribution and consumption of the finished product.

Washington State Liquor and Cannabis Board and related regulations may not allow an investor to invest in the Issuer.

Alcohol beverage control regulations may limit an investor's ability to hold interests in the Issuer. For example, Washington State Liquor and Cannabis Board and related regulations generally do not allow a person from holding financial interests in both manufacturers and distributors of alcoholic beverages and retailers of alcoholic beverages, and local regulators may require disclosure of investors' personal information to verify their eligibility to invest in the Issuer. In the event that Washington State Liquor and Cannabis Board and regulations do not allow an investor to hold the Securities, such investor may be required to transfer its interests in the Securities to the Issuer as described in the NPA. If a number of

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investors are ineligible to hold the Securities, it could materially adversely affect the Issuer's financial condition.

Any vulnerability in information technology used by the Issuer may negatively impact the Issuer's operations.

The Issuer relies heavily on information systems, such as point-of-sale processing, for management of the Issuer's supply chain, payment of obligations, collection of cash, credit and debit card transactions and other processes and procedures. The Issuer's ability to efficiently and effectively manage its business depends significantly on the reliability and capacity of these systems. The Issuer's operations depend on its ability to protect its computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding the Issuer's systems or a breach in security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

Changes to existing accounting rules or regulations may impact the Issuer's future results of operations or cause the perception that the Issuer is more highly leveraged.

Other new accounting rules or regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future. For example, accounting regulatory authorities have indicated that they may begin to require lessees to capitalize operating leases in their financial statements for the next few years. If adopted, such change would require the Issuer to record significant capital lease obligations on its balance sheet and make other changes to its financial statements. This and other future changes to accounting rules or regulations may impact the Issuer's future operating results.

The Issuer's intellectual property is material to conducting business.

The Issuer's success depends in part on furthering brand recognition using its trademarks, service marks, trade dress, trade secrets and other proprietary intellectual property, including its name, logos and unique ambiance of its stores. The Issuer has taken efforts to protect its brand, but if its efforts are inadequate, or if any third party misappropriates or infringes on the Issuer's intellectual property, the value of the store brand or consumer products brand may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that the Issuer will not encounter any material claims in the future. If this happens, it could harm the Issuer's image, brands or competitive position and cause the Issuer to incur significant penalties and costs.

The Issuer's positions on taxes may impact the Issuer's financial position.

The Issuer is subject to federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although the Issuer believes its tax positions and estimates are reasonable, the Issuer could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions taken by the Issuer. If material, payment of such additional amounts could have a material impact on the Issuer's results of operations and financial position.

Risks from Work Stoppages, Terrorism or Natural Disasters.

The Issuer's operations may be subject to disruption for a variety of reasons, including work stoppages, terrorism, acts of war, pandemics, fire, earthquake, flooding, tornadoes or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability of customers, employees or suppliers to reach the store, property damage and lost sales if the Issuer is forced to close for an extended period of time.

There is no guarantee of investment return.

The only source of financial return for investors before maturity is through payments as set forth in the NPA and the Notes and there is no guarantee of any investment return. The Securities are speculative investments inherently involving a degree of risk, meaning part or all of such investments may be lost. While the Issuer is providing a lien on its assets, there is no guarantee that it will have sufficient assets to make full payment to the investors, as the assets may decrease in value, lose their entire value over time or may fluctuate based on the performance of the underlying business. Neither the Issuer nor NextSeed guarantees payment or investor returns.

The Issuer's debt service obligations may adversely affect its cash flow.

As a result of any future debt obligations, the Issuer may be subject to: (i) the risk that cash flow from operations will be insufficient to meet required payments of principal and interest, (ii) restrictive covenants, including covenants relating to certain financial ratios, and (iii) interest rate risk. In addition, in the event that the Issuer obtains an equipment loan, the lien granted to secure the Issuer's obligations under the NPA and the Notes may be subordinate to lien granted in favor of the equipment loan. Although the Issuer anticipates that it will be able to repay or refinance any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. The Issuer's leverage may have important consequences including the following: (i) its ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Issuer and (ii) a substantial decrease in operating cash flow or a substantial increase in its expenses could make it difficult for the Issuer to meet its debt service requirements and restrictive covenants and force the Issuer to sell assets and/or modify its operations.

Potential Conflicts of Interest

The key persons individually or as an entity may wish to own, operate or consult with other operations in Seattle similar to the Issuer, including operations utilizing the brand associated with the Issuer. Such other businesses will be owned by entities other than the Issuer, which may not have an identity of ownership interest with the Issuer. While it is the intention of the key persons to place such businesses operations strategically so as to maximize the revenue and profitability of each business, there can be no guarantee that such activities will not have a deleterious effect on the revenues of the Issuer's operations and on the Issuer due to unintended competitive factors resulting from the comparative accessibility and desirability of the respective businesses. The relevant key persons will have no duty to account to the

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Issuer for profits derived from such other such activities.

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V.CERTAIN LEGAL MATTERS AND TAX CONSIDERATIONS

LEGAL PROCEEDINGS

The Issuer is not aware of any material legal proceeding in which the Issuer, any of its affiliates, or any of its property is currently a party or subject to legal proceedings.

AFFILIATED PARTY TRANSACTIONS

Other than as disclosed below, the Issuer or any entities controlled by or under common control with the issuer was not party to any transaction since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three years, any promoter of the Issuer; or

(4) any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
Andrew Pogue, Geoffrey Barker	Managing Members	From time to time, managing members may advance the Issuer funds or incur expenses on the Company's behalf.	Short-term, due on demand, no interest.

OTHER MATTERS

Payment Processing Operations

Collection and repayment of funds to investors who have purchased the Securities depend on the continuous operation of NextSeed and its banking partner(s) that facilitate payments. If either NextSeed or its banking partner(s) were to stop or otherwise be unable to continue operations in the future, while NextSeed will make all commercially reasonable efforts to facilitate repayment of all outstanding Securities, it may not be possible to service the existing Securities until completion.

Legal and Regulatory Implications

The legal and regulatory regime governing investment crowdfunding is a recent development and subject to inherent uncertainty as the applicable legal and regulatory environment continues to evolve. Accordingly, there may be changes to the legal and regulatory requirements that negatively affect the operations of NextSeed, including servicing the Securities. In addition, while the effective interest rates that may be charged to the Issuer are intended to be compliant with state usury law requirements, if in the event that any lawsuit brought by any issuer on NextSeed results in the Securities being found to violate state usury laws, such Securities may lose certain value.

Limited Security and Enforcement Options

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors but the Securities are not insured by any third party or backed by any government authority in any way. NextSeed (and any designated third-party collection agency that may be appointed by NextSeed) may be limited in its ability to collect payments in the event the Issuer is unable or unwilling to comply with its payment obligations.

Requests for Additional Investor Information

Each investor will be required to comply promptly with reasonable requests for information made by or on behalf of the Issuer or the Portal in order for the Issuer or the Portal to satisfy any request for information about such investor or its investment, including requests made by any national, federal, state, local or regulatory authority, agency, committee, court, exchange or self-regulatory organization.

ONGOING REPORTING

The Issuer will file a report electronically with the SEC annually and post the report on its website, no later than: April 30 of the following year, 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report will be available on the issuer's website at: fairislebrewing.com

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Issuer has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(4) the Issuer or another party repurchases all of the securities issued in reliance on 4(a)(6) Exemption, including any payment in full of Securities and any other debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with state law.

APPENDIX A

FINANCIAL STATEMENTS & OFFICER CERTIFICATION

Fair Isle Brewing, LLC

I, Geoffrey Barker, Manager of Fair Isle Brewing, LLC, certify that the financial statements of Fair Isle Brewing, LLC included in this Form are true and complete in all material respects.

/s/ Geoffrey Barker
Name: Geoffrey Barker
Title: Manager



Fair Isle Brewing

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 - Checking	37,492.92
1020 - Savings	275.00
1030 - HS Money Market	446,295.65
Total Bank Accounts	**$484,063.57**
Other Current Assets	
1200 - Inventory	
1210 - Inventory	23,336.22
Total 1200 - Inventory	**23,336.22**
1800 - Other Assets	
1801 - Prepaid Rent	21,163.00
Total 1800 - Other Assets	**21,163.00**
Total Other Current Assets	**$44,499.22**
Total Current Assets	**$528,562.79**
Fixed Assets	
1600 - Fixed Assets	
1610 - Brewing Equipment	
1610.1 - Equipment Purchase	105,957.09
1610.2 - Chiller	21,425.47
1610.3 - Boiler	57,290.00
1610.4 - Keg Washer	9,132.94
1610.99 - Misc Production Assets	15,729.13
Total 1610 - Brewing Equipment	**209,534.63**
1620 - Leasehold improvements	
1620.2 - Production Slab	590.00
1620.8 - Subs, Permits and General Requirements	38,245.31
1620.99 - Misc Leasehold Improvements	14,277.06
Total 1620 - Leasehold improvements	**53,112.37**
1630 - Tasting Room Assets	4,421.00
Total 1600 - Fixed Assets	**267,068.00**
Total Fixed Assets	**$267,068.00**
Other Assets	
7701 - Security Deposits	10,000.00
Total Other Assets	**$10,000.00**
TOTAL ASSETS	**$805,630.79**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	

	TOTAL
2000 - Accounts Payable	1,604.20
Total Accounts Payable	**$1,604.20**
Credit Cards	
1040 - HS Credit Card (Parent) 9707	-23,429.49
1040 - HS Credit Card Andrew 9715	4,182.12
1040 - HS Credit Card Geoffrey 9723	19,787.51
Total 1040 - HS Credit Card (Parent) 9707	**540.14**
Total Credit Cards	**$540.14**
Other Current Liabilities	
2010 - Andrew Pogue Reimbursables	4,876.46
2020 - Geoffrey Barker Reimbursables	8,106.37
8000 - Payroll Liabilities	
8010 - Federal Taxes (941/944)	259.95
8020 - Federal Unemployment (940)	-63.00
8040 - WA SUI Employer	66.40
8050 - WA Workers Compensation	-11.54
Total 8000 - Payroll Liabilities	**251.81**
8100 - Direct Deposit Payable	0.00
Total Other Current Liabilities	**$13,234.64**
Total Current Liabilities	**$15,378.98**
Long-Term Liabilities	
2200 - Notes Payable	303,737.50
Total Long-Term Liabilities	**$303,737.50**
Total Liabilities	**$319,116.48**
Equity	
3010 - Investor Contributions	560,690.00
3020 - Opening Balance Equity	0.00
3500 - Retained Earnings	-31,478.76
Net Income	-42,696.93
Total Equity	**$486,514.31**
TOTAL LIABILITIES AND EQUITY	**$805,630.79**



Fair Isle Brewing

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
1070 - Bank Charges	807.74
6000 - Production/R&D Expenses	**4,082.64**
6300 - Tools	**922.51**
6500 - Tasting Room Expenses	1,500.00
6700 - Freight & Delivery	127.05
7000 - License and Trade Marks	960.64
7100 - Consulting	**7,636.00**
7200 - Advertising/Promotion	4,123.57
7300 - Travel	**4,356.27**
7400 - Office Supplies	**1,435.08**
7500 - Meals (Operations)	69.77
7550 - Meals and Entertainment	828.15
7600 - Dues & Subscriptions	345.00
7700 - Rent or Lease of Buildings	10,581.00
7900 - Insurance	1,743.64
8200 - Payroll Expenses	**0.00**
8400 - Reimbursements	106.12
9200 - Interest Expense	4,690.00
Uncategorized Expense	0.00
Total Expenses	**$44,315.18**
NET OPERATING INCOME	**$ -44,315.18**
Other Income	**$1,647.98**
Other Expenses	**$29.73**
NET OTHER INCOME	**$1,618.25**
NET INCOME	**$ -42,696.93**



Fair Isle Brewing

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-42,696.93
Adjustments to reconcile Net Income to Net Cash provided by operations:	
1200 - Inventory:1210 - Inventory	-23,336.22
1800 - Other Assets:1801 - Prepaid Rent	-21,163.00
1600 - Fixed Assets:1620 - Leasehold improvements:1620.2 - Production Slab	-590.00
1600 - Fixed Assets:1620 - Leasehold improvements:1620.8 - Subs, Permits and General Requirements	-38,245.31
1600 - Fixed Assets:1620 - Leasehold improvements:1620.99 - Misc Leasehold Improvements	-14,277.06
2000 - Accounts Payable	1,604.20
1040 - HS Credit Card (Parent) 9707	-23,429.49
1040 - HS Credit Card (Parent) 9707:1040 - HS Credit Card Andrew 9715	4,182.12
1040 - HS Credit Card (Parent) 9707:1040 - HS Credit Card Geoffrey 9723	19,787.51
2010 - Andrew Pogue Reimbursables	-5,553.92
2020 - Geoffrey Barker Reimbursables	-14,130.97
8000 - Payroll Liabilities:8010 - Federal Taxes (941/944)	259.95
8000 - Payroll Liabilities:8020 - Federal Unemployment (940)	-63.00
8000 - Payroll Liabilities:8040 - WA SUI Employer	66.40
8000 - Payroll Liabilities:8050 - WA Workers Compensation	-11.54
8100 - Direct Deposit Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-114,900.33**
Net cash provided by operating activities	**$ -157,597.26**
INVESTING ACTIVITIES	
1600 - Fixed Assets:1610 - Brewing Equipment:1610.1 - Equipment Purchase	-105,957.09
1600 - Fixed Assets:1610 - Brewing Equipment:1610.2 - Chiller	-21,425.47
1600 - Fixed Assets:1610 - Brewing Equipment:1610.3 - Boiler	-57,290.00
1600 - Fixed Assets:1610 - Brewing Equipment:1610.4 - Keg Washer	-9,132.94

	TOTAL
1600 - Fixed Assets:1610 - Brewing Equipment:1610.99 - Misc Production Assets	-15,729.13
1600 - Fixed Assets:1630 - Tasting Room Assets	-4,421.00
7701 - Security Deposits	-10,000.00
Net cash provided by investing activities	**$ -223,955.63**
FINANCING ACTIVITIES	
2200 - Notes Payable	303,737.50
3010 - Investor Contributions	320,690.00
3020 - Opening Balance Equity	0.00
Net cash provided by financing activities	**$624,427.50**
NET CASH INCREASE FOR PERIOD	**$242,874.61**
Cash at beginning of period	241,188.96
CASH AT END OF PERIOD	**$484,063.57**



